June 3, 2010

Heng W. Chen
Chief Financial Officer
Cathay General Bancorp
777 North Broadway
Los Angeles, California  90012

**Re: Cathay General Bancorp**
   **Form 10-K for December 31, 2009**
   **File Number 0-18630**

Dear Mr. Chen:

We have considered your response letter dated May 6, 2010, and have the following comments.  Where indicated, we think your documents should be revised.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure.  In our comment, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Comment

In your 10-Q for the quarter ended March 31, 2010, you disclose that under your agreements with your regulators you have increased capital requirements.  Please advise the staff what your required capital levels are, your actual capital amounts and any excess or deficiency over the agreed capital requirements.  Also, revise future filings to provide this disclosure.

* * * * *

Please direct any questions on accounting matters to Mark Thomas, Senior Staff Accountant, at 202-551-3452, or to Angela Connell, Senior Staff Accountant, at 202-551-3426. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX:  Heng W. Chen
          FAX number 626-279-3669